Exhibit 21

P. H. Glatfelter Company

Subsidiary Listing

December 31, 2013

Entity Name	Place of Incorporation

PHG Tea Leaves, Inc.	Delaware
Glatfelter Holdings, LLC	Delaware
GW Partners, LLC (50% partnership interest)	Wisconsin
Mollanvick, Inc.	Delaware
Glatfelter Composite Fibers NA, Inc.	Delaware
Glatfelter Canada, Inc.	Canada
Glatfelter Gatinueau, Ltee	Canada
Glatfelter Gernsbach GmbH & Co.KG	Germany
Glatfelter Dresden GmbH	Germany
Glatfelter Auslandsbeteiligungen mbH	Germany
Glatfelter Luxembourg S.a.r.l	Luxembourg
PHG Verwaltungsgesellschaft mbH	Germany
Glatfelter Verwaltungsgesellschaft GmbH	Germany
TL Verwaltungsgesellschaft mbH	Germany
Glatfelter Scaer SAS	France
Glatfelter Lydney, Ltd.	England & Wales
Glatfelter Caerphilly Ltd.	England & Wales
Newtech Pulp Inc.	Philippines
Glatfelter Russia, LLC	Russia
Glatfelter Falkenhagen GmbH	Germany
Glatfelter Switzerland Sarl	Switzerland